February 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Dobson Communications Corporation
Form S-4
File No. 333-122089

Ladies and Gentlemen:

     The undersigned hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 3:00 p.m., Washington, D.C. time, on February 14, 2005, or as soon thereafter as is practicable.

The undersigned acknowledges that

     • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

     • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and

     • the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DOBSON COMMUNICATIONS CORPORATION

By:	/s/ Ronald L. Ripley

Name:	Ronald L. Ripley

Title:	Senior Vice President